12012360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PARETO SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, 29TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. ANTONELLA SPAVENTA (212) 829-4200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDRIK J. FALCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARETO SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

ANTONELLA SPAVENTA
Notary Public - State of New York
NO. 01SP5077098
Qualified in Queens County
My Commission Expires 5-5-15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Pareto Securities Inc.

We have audited the accompanying statement of financial condition of Pareto Securities Inc. (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pareto Securities Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 7, 2012

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 3,546,259
Due from brokers	361,734
Commissions receivable	1,347
Receivable from affiliates	594,410
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $533,003)	536,779
Prepaid taxes	1,814,671
Deferred tax asset	186,414
Security deposits	896,724
Other assets	210,806
TOTAL ASSETS	$ 8,149,144

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 2,979,631
Deferred tax liability	148,304
TOTAL LIABILITIES	3,127,935
Liabilities subordinated to claims of general creditors	3,918,000
Stockholder's equity:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid-in capital	2,044,054
Accumulated deficit	(1,300,845)
TOTAL STOCKHOLDER'S EQUITY	1,103,209
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,149,144

The accompanying notes are an integral part of this financial statement.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities Inc. (the "Company") was incorporated in October 1997 and registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule15a6 business agreements in place with Pareto Securities AS in Oslo, Norway and Evli Bank Plc, in Helsinki Finland. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The US clearing agent also performs record keeping functions and, consequently, operates under the k(2)(i) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

On June 12, 2009 Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on the trade date basis.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Furniture, equipment and improvements

Furniture, equipment and improvements is stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques - Equity Securities

The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and former stockholders in the normal course of business. Included in the financial statements are the following transactions with the Stockholder and the former stockholders as of and for the year ended December 31, 2011:

Subordinated loans (Note 4)	$ 3,918,000
Commissions	$ 13,433,206
Clearing and settlement fees	$ 4,174,977
Interest expense	$ 195,900

The Company bears foreign currency risk on fee income derived from the Stockholder and the former stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

NOTE 3 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined. The Company's contribution to the plan amounted to $66,230 for the year ended December 31, 2011.

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2011, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2013
850,000	5%	November 24, 1998	December 31, 2013
850,000	5%	December 31, 1998	December 31, 2013
800,000	5%	April 9, 2003	December 31, 2016
568,000	5%	October 26, 2004	December 31, 2013
$ 3,918,000			

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (continued)

Borrowings under the loans became subject to subordination agreements (as stated above) that were approved by the FINRA and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). Accordingly, the loans may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirement.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company has net capital of $780,052, which was $530,052 in excess of its required net capital of $250,000.

NOTE 6 LEASE COMMITMENTS

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on April 30, 2019. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The following is a summary of minimum future rental payments under this lease:

Year Ending December 31,	Amount
2012	$ 597,816
2013	597,816
2014	625,493
2015	639,331
2016	639,331
Thereafter	1,491,772
Total	$ 4,591,559

Rent and occupancy expense was $737,929 for the year ended December 31, 2011.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with its clearing brokers (the principal clearing broker is the stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2011 pending settlement subsequently settled at transacted amounts.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

NOTE 8 INCOME TAXES

Significant components of the income tax expense are as follows:

Current Tax	Amount
FED	$ 363,568
NYS	(7,169)
NYC	(6,443)
Total Current Tax Credit	349,956
Deferred Tax	
FED	(457,119)
NYS	(52,919)
NYC	(62,546)
Total Deferred Tax	(572,584)
Total Taxes	$ (222,628)

The deferred tax asset of $186,414 is primarily attributed to state and local net operating losses carryovers of approximately $2,177,000 of which expire in the year 2028.

The deferred tax liability of $148,304 represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.